

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2011

<u>Via E-mail</u>
Mr. Thomas P. Monahan
Chief Executive Officer
The Virtual Learning Company, Inc.
60 Knolls Crescent, Suit 9M
Bronx, New York 10463

> **Re:** **The Virtual Learning Company, Inc.**
> **Amendment #1 to Registration Statement on Form S-1**
> **Filed July 22, 2011**
> **File No. 333-174674**

Dear Mr. Monahan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please restore page numbers throughout the prospectus.

2. We note the revisions made in response to comments 5 and 12 from our letter dated June 23, 2011. Please further revise to remove remaining disclosures which conflict with your status as a development stage company that has not commenced its business. For example, under the risk factor "If we are unable to develop, maintain and enhance our brand identity…" you refer to a "very limited number of existing

subscribers." As another example, under the risk factor "Our future growth and profitability will depend in large part…" you suggest that future growth and profitability is predicated upon your ability to "continue [your] strong 'word-of-mouth' subscriber referrals." Please revise throughout.

3. In response to comment 9 from our letter dated June 23, 2011 you removed the television and movie content from your websites. However, your websites now offer radio shows. Explain whether it was necessary to negotiate the right to broadcast these shows with the owners. If warranted, disclose the possibility that you are infringing intellectual property rights and highlight the potential repercussions.

4. We note mitigating language regarding the fact that you have one "content providing web site" only in the prospectus summary. In accordance with comment 10 from our letter dated June 23, 2011, make clear that you have only one operational website under "History of the Company," "Our Products and Services," and "Plan Of Operation."

Summary of Prospectus

General Information about Our Company

5. Please remove the statement "and $10,000 and $20,000, respectively, in cash generated from the issuance of shares of Company common stock to our founders and initial investors" from the third paragraph of this section. We note that these figures do not constitute current assets and are discussed within the fifth paragraph of this section.

The Offering

Securities Issued and Registration Costs

6. The last sentence in the first paragraph of this section appears to provide figures for if 50% or 75% of the shares to be offered are sold. Revise to correct.

Summary Financial Information

7. Your response to comment 11 from our letter dated June 23, 2011 is unclear. Explain how the removal of $250,000 in common stock issued for consulting fees during the period ended March 31, 2010 appropriately rectifies the apparent error in previously reported operating expenses for this period.

Description Of Business

Key Attributes of Our Business Model

8. We note your response to comment 8 from our letter dated June 23, 2011, but see no changes to this section. Revise to make clear that none of the key attributes of your business model have been materialized as of yet. For example, your statement that your business model is "characterized by a visible recurring revenue stream and high profit margins" should be balanced by accompanying disclosure that you have not yet generated revenues and have never generated a profit.

Our Growth Strategy

9. Many of the growth initiatives disclosed within this section appear highly aspirational given your status as a development stage company. For example, discussion of your desire to develop and offer electronic books may be premature in light of the fact that you have not yet launched your website based offerings. Consider limiting your discussion only to those avenues of growth which you might practicably pursue in the foreseeable future. For each retained topic, comply with comment 17 from our letter dated June 23, 2011 to explain in detail how each topic is relevant to growth, steps taken to date in furtherance of each initiative and remaining steps to be implemented.

Plan Of Operation

10. We note your response to comment 22 from our letter dated June 23, 2011. Indicate how you intend to determine the projects "in which he directly participates and has made material contributions" and what portion of net revenues are attributable to those projects.

Basis of Presentation/Going Concern

11. We note the revisions made in response to comment 23 from our letter dated June 23, 2011, but the disclosure within this section remains incomplete and unclear. Please further revise as follows:

    - We note management's expectation that a total of 16 titles representing mathematics and sciences will be sufficient to reach a breakeven point. We further note that 11 mathematics based titles have been completed. Disclose the expected timeline and associated costs for producing the 5 additional mathematics

> and sciences courses necessary to breakeven.
> - Clarify whether your goal of 32 total titles includes the 5 completed language training titles.
> - Remove duplicative disclosure regarding the steps necessary to complete 16 additional titles.
> - Explain when you intend to start shipping your product and soliciting membership for your website.
> - In the "25% of Maximum Sold" column of the added table, reconcile the time necessary for each of the four disclosed steps with the total provided.
> - Address the steps and costs necessary to implement the contemplated marketing program.

Directors and Executive Officers, Promoters and Control Persons

12. We note your response to comment 27 from our letter dated June 23, 2011. Revise your discussion of the AICPA investigation to highlight that the original investigation related to Mr. Monahan's involvement in the audit of a private company, Searex, Inc. Also revise the last sentence of this discussion to clarify that no further action was taken by either the AICPA or the New Jersey State Board of Accountancy against Mr. Monahan because he decided not to renew his license to practice accounting in 2006.

Certain Provisions Of The Bylaws

13. Per comment 29 from our letter dated June 23, 2011 reconcile your statement here that your bylaws eliminate the personal liability of your directors for damages related to breaches of their fiduciary duties with the exceptions under Nevada law enumerated in the first paragraph of your Item 14 disclosure. Remove the remaining reference to your Certificate of Incorporation.

Item 16. Exhibits and Financial Statement Schedules

14. The exhibit index continues to reference Exhibit 16 Power of Attorney, which has not been filed. Per comment 31 from our letter dated June 23, 2011, please either file this exhibit or remove reference to it in the index.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Thomas P. Monahan
The Virtual Learning Company, Inc.
July 27, 2011
Page 5

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Henderson, Staff Accountant at 202-551-3364 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

CC: Roger L. Fidler, Esq.
Via E-mail